Jardines

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

31st December 2003

04012273

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

04 JAN 21 AM 7:21

Dear Sirs

Dairy Farm International Holdings Limited ("DFIH")
Repurchase and Cancellation of Shares
Disclosure of Interests – Substantial Shareholders

Please be informed that on 31st December 2003, DFIH has repurchased and cancelled a total of 29,161,000 ordinary shares from The Verandah Trust Company Limited. The shares being repurchased and cancelled relate to share options issued pursuant to DFIH's Senior Executive Share Incentive Schemes which have ceased to be exercisable under the terms of the relevant Trust Deeds of the said Schemes.

Following the above repurchase and cancellation of shares, the substantial shareholders' interests of Jardine Strategic Holdings Limited and The Verandah Trust Company Limited in DFIH have changed.

A copy of our announcement sent to the UK Listing Authority today reporting the above is attached for your information.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

dlw 1/22

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DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

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Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Transaction in Own Shares
Released	07:00 31 Dec 2003
Number	7500T

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED ("DFIH")

REPURCHASE AND CANCELLATION OF SHARES

Please be advised of the following repurchase by DFIH of its own shares from The Verandah Trust Company Limited, the subsidiary and trustee of the Senior Executive Share Incentive Schemes of DFIH, effective on 31st December 2003:-

Date of repurchase	: 31st December 2003
Total number of shares repurchased	: 29,161,000 ordinary shares
Highest price paid per share	: US$1.6730
Lowest price paid per share	: US$0.2072

The shares being repurchased and cancelled relate to share options issued pursuant to DFIH's Senior Executive Share Incentive Schemes which have ceased to be exercisable under the terms of the relevant Trust Deeds of the said Schemes. The repurchase was carried out in accordance with the terms of the relevant Trust Deeds of the said Schemes as approved by the shareholders of DFIH.

DISCLOSURE OF INTERESTS – SUBSTANTIAL SHAREHOLDERS

Following the above repurchase and cancellation of shares, the following substantial shareholders' interests in DFIH have changed:-

(i) Jardine Strategic Holdings Limited ("JSH")

JSH's interest in DFIH decreased from 78.37% to 77.90%. JSH's interest is made up as follows:-

	No. of shares	%
JSH	997,065,126	74.06
Connaught Investors (BVI) Limited	33,764,445	2.51
The Verandah Trust Company Limited	17,878,137	1.33
Total Holding	**1,048,707,708**	**77.90**

In addition, by virtue of its interest in JSH, Jardine Matheson Holdings Limited's deemed interest in the same number of shares decreased.

(ii) The Verandah Trust Company Limited ("VTCL")

The interest of VTCL, the subsidiary and trustee of DFIH's senior executive share incentive schemes, decreased to below 3% and ceased to be a substantial shareholder of DFIH.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

31st December 2003

www.dairyfarmgroup.com

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